ANNEX 2

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2003,

PERMANENT FINANCING (NO. 1) PLC

(Translation of registrant’s name into English)

Blackwell House, Guildhall Yard, London EC2V 5AE, United Kingdom

(Address of principal executive offices)

PERMANENT FUNDING (NO. 1) LIMITED

(Translation of registrant’s name into English)

Blackwell House, Guildhall Yard, London EC2V 5AE, United Kingdom

(Address of principal executive offices)

PERMANENT MORTGAGES TRUSTEE LIMITED

(Translation of registrant’s name into English)

47 Esplanade, St. Helier, Jersey JE1 0BD, Channel Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

PERMANENT FINANCING (NO. 1) PLC
(Registrant)

Date 11th September 2003

By: David Balai
Title: Director

PERMANENT FUNDING (NO. 1) LIMITED
(Registrant)

Date 11th September 2003

By: David Balai
Title: Director

PERMANENT MORTGAGES TRUSTEE LIMITED
(Registrant)

Date 11th September 2003

By: David Balai
Title: Director

PERMANENT FINANCING (NO. 1) PLC

(the First Issuer)

(incorporated in England and Wales with limited liability under the Companies Act 1985 registered number 4416192)

NOTICE

to the holders of the

US$750,000,000 Series 2 Class A Asset Backed Fixed-Floating Rate First Issuer Notes due 2007
Cusip number 714198AD03

US$1,100,000,000 Series 3 Class A Asset Backed Floating Rate First Issuer Notes due 2007
Cusip number714198AG34

€750,000,000 Series 4 Class A1 Asset Backed Fixed-Floating Rate First Issuer Notes due 2009
XS0148353930

£1,000,000,000 Series 4 Class A2 Asset Backed Floating Rate First Issuer Notes due 2042
XS0148354235

(together, the Class A Noteholders and the Class A Notes respectively)

US$26,000,000 Series 1 Class B Asset Backed Floating Rate First Issuer Notes due 2042
Cusip number 714198AB47

US$26,000,000 Series 2 Class B Asset Backed Floating Rate First Issuer Notes due 2042
Cusip number 714198AE85

US$38,500,000 Series 3 Class B Asset Backed Floating Rate First Issuer Notes due 2042
Cusip number 714198AH17

£52,000,000 Series 4 Class B Asset Backed Floating Rate First Issuer Notes due 2042
XS0148361362

(together, the Class B Noteholders and the Class B Notes respectively)

US$26,000,000 Series 1 Class C Asset Backed Floating Rate First Issuer Notes due 2042
Cusip number 714198AC20

US$26,000,000 Series 2 Class C Asset Backed Floating Rate First Issuer Notes due 2042
Cusip number 714198AF 50

US$38,500,000 Series 3 Class C Asset Backed Floating Rate First Issuer Notes due 2042
Cusip number 714198AJ72

£52,000,000 Series 4 Class C Asset Backed Floating Rate First Issuer Notes due 2042
XS0148362337

(together, the Class C Noteholders (and, together with the Class A Noteholders and the Class B
Noteholders, the Noteholders) and the Class C Notes (and together with the Class A Notes and the
Class B Notes, the Notes) respectively)

of the First Issuer presently outstanding

NOTICE IS HEREBY GIVEN to the holders of the above Notes that, at the adjourned Meeting of such holders convened by the Notice distributed through Euroclear, Clearstream, Luxembourg and DTC on 11th July 2003 and held on 25th July, 2003, the Extraordinary Resolution set out in such Notice was duly passed.  Accordingly, the appointment of The Bank of New York as First Issuer Note Trustee under the First Issuer Trust Deed dated 14 June 2002, as First Issuer Security Trustee under the First Issuer Deed of Charge dated 14 June 2002  and as Funding 1 Security Trustee pursuant to the

Funding 1 Deed of Charge dated 14 June 2002 in each case in place of State Street Bank and Trust Company and U.S. Bank National Association, as referred to in the Extraordinary Resolution, has been approved and implemented with effect on and from 25th July, 2003.

This Notice is given by

PERMANENT FINANCING (NO. 1) PLC

Blackwell House

Guildhall Yard

London EC2V 5AE

Dated 25 July, 2003